Mail Stop 3561

June 3, 2008

Barry Sytner
Chief Executive Officer
Tri-Mark MFG, Inc.
643 S. Olive Street
Suite 777
Los Angeles, CA 90014

> **Re: Tri-Mark MFG, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 5, 2008**
> **File No. 333-149546**

Dear Mr. Sytner:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General

1. We note your revisions in response to comment two in our letter dated April 2, 2008. You should present the pro forma information in columnar form on the face of the balance sheet as opposed to the notes. Please note that to the extent that tax expense or benefit, net of a valuation allowance, would change assuming the Subchapter S election was terminated at an earlier date, you are required to present a pro forma tax provision for at least the most recent fiscal year and interim period. Refer to Rule 8-05 of Regulation S-X and SAB Topic 4:B.

Prospectus Summary, page 5

2. We note your response to comment five in our letter dated April 2, 2008. Please indicate in the Prospectus Summary that Mr. Sytner currently owns and will continue to own sufficient shares to control the operations of the company.

3. We note your revisions in response to comment six in our letter dated April 2, 2008. Please revise your disclosure to clarify the meaning of the phrase "a major retail customer, Zale Corporation." If you believe the loss of Zale Corporation as a customer would have a material adverse effect on your business, please add a risk factor to inform investors of your dependence on this customer.

Use of Proceeds, page 9

4. We note your revisions in response to comment 36 in our letter dated April 2, 2008. Please also delete the reference to the exercise of warrants in this section.

Business Operations, page 11

5. We note your revisions in response to comment 11 in our letter dated April 2, 2008. Please identify the customers that represent over 10% of your revenues, if any. See Item 101(c)(vii) of Regulation S-K. If you depend on one or a few customers, please include a risk factor.

6. When you describe your product pricing, you state that you maintain "appropriate forward contracts for the purchase of silver" thereby protecting you "against fluctuations in the price of silver between the order date and the date of sale." Please discuss your forward contracts in your MD&A and describe all significant terms of these instruments. See Item 305 of Regulation S-K.

7. When you describe your competition, you state that the "ability to provide specialized services" is a particularly important competitive factor in your sales to certain large retailers. Please discuss the types of specialized services you believe large retailers require and whether you currently provide these services. If you do not currently provide these specialized services, please discuss what steps you have taken to provide these services in the future so that an investor can evaluate your ability to compete for sales to certain large retailers.

8. We note your revisions in response to comment 17 in our letter dated April 2, 2008. You state that your ability to continue as a going concern is dependent on your ability to meet your financing arrangement.   Please describe all significant terms of your financing arrangement. See Item 303 of Regulation S-K.

9. We note your revisions in response to comments 22 and 27 in our letter dated April 2, 2008. Please discuss the business activities you will undertake based upon raising funds at the various levels outlined in the use of proceeds. Descriptions of any expansion, manufacturing and marketing plans should be accompanied by a discussion of how you will achieve your plans in enough detail so that investors can evaluate your business plan. For example, please indicate the costs associated with undertaking various business activities in the future, noting the ones that will receive priority over others in the event funding is less than you expect. Please include in this discussion the anticipated timing for the expenditures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

10. We note your revisions in response to comment 26 in our letter dated April 2, 2008. Please provide additional information about the quality of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect your financial position to remain at its current level or increase or decrease, including a discussion of the impact of any changes to your earnings.

11. We note your revisions in response to comments 11 and 26 in our letter dated April 2, 2008. You state that your products currently are being sold in 140 Zale Corporation stores on a test basis. Please expand this disclosure to describe the significant terms of this arrangement.

12. Please clarify why you believe you will earn a significant portion of earnings in the "third fiscal quarter holiday selling season." We note that your disclosure regarding the seasonal nature of your business in the business operations section of the prospectus indicates that retail sales of jewelry are generally weighted to the fourth quarter. If your wholesale jewelry revenues are weighted in the third quarter and your retail jewelry revenues are weighted in the fourth quarter, please state what portion of your sales are wholesale and what portion are retail to better inform investors of the seasonal nature of your revenues.

Directors, Executive Officers and Control Persons, page 22

13. In the table in this section of the prospectus you indicate that Mr. Brennan is the vice president of operations. You describe Mr. Brennan's business experience below the table and indicate that he is the vice president of sales and that since 2006 he has served as president. If Mr. Brennan serves in all of these capacities, please clarify throughout the prospectus. See Item 401(b) of Regulation S-K.

14. We note your revisions in response to comment 31 in our letter dated April 2, 2008. Please revise your disclosure so that you have described briefly the business experience during the past five years of each of your officers and directors as required by Item 401(e) of Regulation S-K. For example, in the description of Mr. Brennan's business background, please state the dates of his service as a principal of E.V. Brennan & Associates if this service was during the past five years.

Certain Relationships and Related Transactions, page 25

15. We note your revisions in response to comment 32 in our letter dated April 2, 2008. If there is a written agreement(s) with Mr. Sytner evidencing the loans of $1,450 in 2006 and $129,521 in 2007, please file this agreement(s) as an exhibit to the registration statement. See Item 601(b)(10)(ii) of Regulation S-K.

Financial Statements

16. We reviewed the revisions to your disclosure in response to comment 37 in our letter dated April 2, 2008. Please revise to include all the disclosures required by paragraphs 11a – d of SFAS 7.

17. We reviewed the revisions to your disclosure in response to comment 38 in our letter dated April 2, 2008. As previously requested, please revise to give retroactive effect of the change in capital structure resulting from the stock split that occurred on February 15, 2008 in the balance sheet, net loss per share calculation and your statement of stockholders' deficit. Refer to paragraph 54 of SFAS 128 and SAB Topic 4:C.

18. We reviewed your response to comment 43 in our letter dated April 2, 2008. Please note the impending requirement to include unaudited financial statements for the first quarter of fiscal 2008 and the comparable period of the preceding year. Refer to Rule 8-08 of Regulation S-X.

Undertakings

19. We note your revisions in response to comment 44 in our letter dated April 2, 2008. You omitted certain language required by Item 521(a)(5)(B). Please revise this undertaking to fix the typographical error that we noted.

* * * * *

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Attorney-Advisor, at (202) 551-3513, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Ms. Jody Walker, Esq.
        Facsimile No.: (303) 482-2731